

Mail Stop 3030

February 27, 2009

Via Facsimile and U.S. Mail

Mr. Dean H. Bergy
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

      Re: **Stryker Corporation**
              Form 10-K for the Year Ended December 31, 2008
                  Filed February 20, 2009
              File No. 000-09165

Dear Mr. Bergy:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those items we have addressed in our comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2008

Note 1. Significant Accounting Policies, Page 48

-Revenue Recognition, page 48

1.   We note that you record estimated sales returns, discounts and other applicable adjustments as a reduction of net sales in the same period revenue is recognized. Please tell us and revise this note in future filings to explain how you estimate the amount of sales returns to record at the time that revenue is recognized. Within your discussion, please also explain the nature of the "other applicable adjustments" that you record in the same period that revenue is recognized and how you considered the nature of these adjustments in determining when to recognize revenue.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief